SEC FILE NUMBER:  0-26790
                                                 CUSIP NUMBER:



                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [x]Form 10-Q [ ]Form N-SAR
                 For Period Ended:  June 30, 1997
                 [  ] Transition Report on Form 10-K
                 [  ] Transition Report on Form 20-F
                 [  ] Transition Report on Form 11-K
                 [  ] Transition Report on Form 10-Q
                 [  ] Transition Report on Form N-SAR
                 For the Transition Period Ended:________________________


Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION


  Innovus Corporation
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Full Name of Registrant



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Former Name if Applicable



  2060 East 2100 South
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Address of Principal Executive Office (Street and Number)



  Salt Lake City, Utah  84109
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City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [x]

(a)
The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report; transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)
The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets If Needed)

    Management's time has been occupied evaluating the positioning of the Company's current and future products and developing a new business plan in line with the Company's available and expected resources. Coupled with recent downsizing of administrative personel, management did not have the ability to complete the report in a timely fashion.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Paul H. Shaphren                    (801)                   531-3022
     ---------------------------       -------------        ---------------
         (Name)                         (Area Code)         (Telephone Number)



(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?
    If answer is no, identify report(s).      [x] Yes   [ ] No



(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?     [x] Yes   [ ] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Sales for the 6 months ended June 30, 1997 ($276,859) were higher than for the corresponding period of 1996 ($213,100). Operating losses for the 3 and 6 month periods ended June 30, 1997 ($1,028,921 and $1,902,254, respectively) were significantly less than the operating losses for the comparable periods of 1996 ($1,704,818 and $3,276,668, respectively). This reflects promising sales of the Company's software in the first quarter and cost reductions in the second quarter. The Company did not have sufficient liquid assets at the end of the quarter to allow it to adequately promote the existing products or launch new products without an infusion of new capital.



                            Innovus Corporation
              ----------------------------------------------
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date      August 15, 1997              By /x/
      -----------------------            ----------------------------------
                                         Terry Haas, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


ATTENTION

Intentional Misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).